February 11, 2021

Steven B. Levine

Senior Counsel

United States Securities and Exchange Commission

Washington, DC 20549

Cc:	Kaitlin Bottock

Branch Chief

Re:	Stone Point Capital Credit LLC, et al.

File No. 812-15168

Dear Mr. Levine:

In response to your comments (the “Comment Letter”) on the above-referenced application (the “Application”) for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”) and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act, we are filing an amendment to the Application (the “Amended Application”) electronically on EDGAR. Below are responses to specific numbered items from the Comment Letter, identifying each change made in response to the Comment Letter. Capitalized terms not defined below are defined in the Amended Application. We are also submitting a blackline of the Amended Application marked to indicate all changes.

1.	Request: Please consider moving the reference to footnote 1 so that it appears immediately following “(“Stone Point BDC”)” in the first bullet point under Section I.B. on page 2 of the Application.

Response: Footnote 1 of the Application has been deleted from the Amended Application because it is no longer applicable as Stone Point Capital Credit LLC has completed its conversion to a Delaware corporation named Stone Point Credit Corporation.

2.

Request: Page 8 of the Application states that “numerous of the previously ordered exemptive applications seeking similar co-investment relief have included proprietary accounts.” This statement is accompanied by a footnote that cites to various exemptive orders and notices, including an order issued to TCG BDC, Inc., et al., on January 17, 2018 (the “TCG Order”). Please review the application that was submitted in connection with the TCG Order (the “TCG Application”) and revise accordingly. In particular, please revise the defined terms to conform to the defined terms in the TCG Application, where appropriate. For example, the term “Capital Markets Affiliate” should include both the Stone Point Proprietary Accounts and a “Stone Point Broker-Dealer Subsidiary” (to be defined in the application). Moreover, Capital Markets Affiliates should be referenced throughout the Conditions, separate from the Affiliated Funds, as referenced in the TCG Application.

Response: The definitions in Section I.C. of the Amended Application have been revised to reflect new or updated definitions of “Capital Markets Affiliate,” “Stone Point Broker-Dealer Subsidiaries,” and “Stone Point Proprietary Accounts.” Revisions have been made throughout the Amended Application, and to the Conditions in particular, to refer to the Capital Markets Affiliates separately from the Affiliated Funds.

3.

Request: The last sentence in Section I.B. on page 2 of the Application appears to be a narrower formulation of the statement that is expressed in the first sentence of Section II on page 5. If accurate and appropriate, please consider deleting the last sentence in Section I.B. on page 2 so as to avoid any confusion.

Response: The last sentence in Section I.B. of the Application has been deleted from page 2 of the Amended Application.

4.

Request: Consistent with the precedents listed in footnote 22 on page 16 of the Application, please delete the word “knowingly” from the definition of “Independent Director” on page 4 of the Application.

Response: The word “knowingly” has been deleted from the definition of “Independent Director” on page 4 of the Amended Application.

5.

Request: In Section II.A. on page 6 of the Application, the second sentence of the first paragraph states as follows: “In addition, it intends to elect, and intends to qualify annually, to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended revenue less pass-through costs.” (Emphasis added.) The italicized text in the preceding sentence appears to have been inserted in error. Please revise the sentence as appropriate.

Response: The italicized text referenced above has been deleted from Section II.A. on page 6 of the Amended Application.

6.	Request: Please explain supplementally the relationship, if any, between Stone Point Capital LLC and Stone Point BDC. Include in your response:

a.	an explanation as to why Stone Point Capital LLC is not listed as an applicant in the Application; and

b.

the projected timeframe for Stone Point Capital LLC ceasing to serve as the investment adviser to each Existing Affiliated Fund, as referenced in the last sentence of Section II.D. on page 6 of the Application.

Response: Stone Point Capital LLC was previously the investment adviser to the Existing Affiliated Funds. As reflected in Section II.B. and Section II.D. on page 6 of the Amended Application, Stone Point Credit Adviser LLC has replaced Stone Point Capital LLC as the investment adviser to each Existing Affiliated Fund as of January 1, 2021. Stone Point Capital LLC is not listed as an Applicant in the Amended Application because, as described in footnote 6 on page 6 of the Amended Application, the investment strategies of Stone Point Capital LLC do not overlap with those of Stone Point Credit Adviser LLC and therefore the funds advised by Stone Point Capital LLC do not intend to participate in the same investment opportunities as the Applicants through the Co-Investment Program and Stone Point Capital LLC does not intend to rely on the Order.

If you have any questions regarding the foregoing or require any additional information, please feel free to contact Aaron Schlaphoff at aaron.schlaphoff@kirkland.com or William Bielefeld at william.bielefeld@dechert.com.

***

Sincerely,

/s/ Nadine Thornton
Nadine Thornton

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